March 20, 2017
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-02-17

QUATERRA CONVERTS PROMISSORY NOTES TO SHARES

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) announces that it will convert 500 non-transferable convertible redeemable US$1,000 principal amount promissory notes (the “Notes”) issued on July 2, 2014 into 6,609,000 common shares (“Principal Shares”). The Company’s shares have achieved or exceeded a closing price of C$0.12 for a 10 consecutive trading day period on the TSX Venture Exchange (beginning February 14, 2017 and ending February 28, 2017) and, in accordance with the terms of the Notes, the Notes are now automatically deemed to have been redeemed and converted to shares at a rate of C$0.10 per share.

The Company has received approval of the TSX Venture Exchange to convert the interest portion of US$79,972.60 due on some of the Notes into 880,898 shares (“Interest Shares”). The remaining interest of US$53,315.07 will be paid in cash.

With the issuance of 7,489,898 Principal and Interest Shares, the Company extinguishes US$579,972.60 of indebtedness.

About Quaterra Resources Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,
Thomas Patton, Chairman and Chief Executive Officer
Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.